Exhibit 99.2

AAP Aviation to develop electric regional air mobility in Norway with the Lilium Jet

FARNBOROUGH, United Kingdom, July 19, 2022: Lilium N.V. (NASDAQ: LILM) (“Lilium”), developer of the first all-electric vertical take-off and landing (“eVTOL”) jet, has signed an agreement with AAP Aviation Group AS (“AAP Aviation”) to develop an eVTOL network in Scandinavia. Under the agreement, AAP Aviation intends to purchase 40 Lilium Jets and collaborate with Lilium to identify and develop landing sites in the Scandinavian countries, starting with Norway.

Together, AAP Aviation and Lilium plan to offer sustainable travel mobility to Scandinavia using the all-electric Lilium Jet , supplementing existing regional aircraft routes and ensuring flexible and time-saving low-emission travel between cities and communities. AAP Aviation and Lilium expect the market for on-demand aviation services to grow rapidly, pending authority approval of aircraft models and route infrastructure.

Espen Høiby, CEO of AAP Aviation said: “We have disrupted the aviation industry once before and are set do so again. Due to the mix of water, terrain and mountains, Norway is particularly suited to regional air mobility. With its vertical take-off and landing capability, high speed and regional range, the Lilium Jet can achieve hours of time savings compared with today’s transportation modes. The Lilium Jet performance, its low noise profile and its spacious cabin makes the ideal aircraft to develop sustainable air transport in Scandinavia.”

AAP Aviation entered the market in 2013. Offering a wide range of professional services for the aviation industry, including crew management, the company, formerly known as OSM Aviation, quickly established operations in 19 countries worldwide, counting more than 6000 employees. Following a restructuring during the covid-19 pandemic, AAP Aviation is well positioned to take a lead role in developing the next phase of sustainable regional air mobility.

Daniel Wiegand, CEO of Lilium said: “Norway is the world’s leader in sustainable practices, known to have the highest penetration of electric car ownership. Together with AAP’s operational expertise and knowledge of the region, we have the ideal conditions for an eVTOL revolution. We are proud to team up with AAP Aviation to bring electric, high-speed mobility to Norway and the rest of Scandinavia.”

The Lilium Jet, which is currently being developed in Germany, is expected to hold between four and six passengers and have a physical range of approximately 250 kilometres.

The proposed arrangement between AAP Aviation and Lilium is subject to the parties finalizing commercial terms and entering into definitive agreements with respect thereto, and the satisfaction of certain conditions.

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology and infrastructure leaders, and with planned launch networks announced in Germany, the United States and Brazil, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

About AAP

AAP Aviation is an innovative and global specialist in the employment, training and administration of aviation professionals worldwide, which has renewed the way airlines approach talent management. First having disrupted the industry by the introduction of the Total Crew Management concept, the company has evolved into a full-service provider of integrated aviation solutions, including comprehensive crew management solutions, talent development, advanced technologies and flight operations support.

Contact information for Media:

Meredith Bell, Lilium
+41 79 432 57 79
press@lilium.com

Espen Høiby, AAP Aviation

espen.hoiby@aapaviation.com

Forward-Looking Statements:

Lilium Forward-Looking Statements:

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium N.V. and its subsidiaries (collectively, the “Lilium Group”) operate or intend to operate, Lilium’s proposed strategic partnership with AAP Aviation, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases and the expected results of the Lilium Group’s business and business model, including when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this communication include those discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F, all of which are available at www.sec.gov. For more information, see the section entitled “Cautionary Note Regarding Forward-Looking Statements” in Lilium’s Annual Report on Form 20-F and in other filings. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.